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                              August 27, 2021

       Humphrey P. Polanen
       Chief Executive Officer
       Deep Medicine Acquisition Corp.
       595 Madison Avenue, 12th Floor
       New York, NY 10017

                                                        Re: Deep Medicine
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August 3,
2021
                                                            CIK No. 0001857086

       Dear Mr. Polanen:

              We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted August 3, 2021

       Capitalization, page 57

   1. We note that you are offering 10,000,000 shares of common stock as part of your initial public offering of
units, but only show 9,216,891 shares subject to possible redemption in your Capitalization
table. Please tell us how you considered the guidance in ASC 480-10-
                                                        S99-3A, which requires
securities that are redeemable for cash or other assets to be classified outside of
permanent equity if they are redeemable (1) at a fixed or
                                                        determinable price on a
fixed or determinable date, (2) at the option of the holder, or (3)
                                                        upon the occurrence of
an event that is not solely within the control of the issuer, in concluding that all
10,000,000 shares were not required to be presented outside of permanent equity and
part of shares subject to possible redemption.
 Humphrey P. Polanen
Deep Medicine Acquisition Corp.
August 27, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration

        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters.
Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,
FirstName LastNameHumphrey P. Polanen
                                                             Division of
Corporation Finance
Comapany NameDeep Medicine Acquisition Corp.
                                                             Office of Real
Estate & Construction
August 27, 2021 Page 2
cc:       Lijia Sanchez, Esq.
FirstName LastName